Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120

www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

June 28, 2018

Ms. Deborah O’Neal Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)

1933 Act Registration No. 33-87762

1940 Act Registration No. 811-08918

Dear Ms. Johnson:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of June 22, 2018 with respect to Registrant’s preliminary Proxy Statement filed on June 13, 2018.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You asked that the Registrant confirm that all disclosure required by Item 22 of Schedule 14a, and particularly Item 22(a)(3)(iv), is included in the Proxy Statement.

Response: Registrant confirms that all disclosure required by Item 22 of Schedule 14a, and particularly Item 22(a)(3)(iv), is included in the Proxy Statement.

June 28, 2018

2.	You requested that the text of the last two sentences of the paragraph under “Further Information” on page 5 of the Proxy Statement be bolded.

Response: The disclosure will be revised as requested.

3.	You requested a further supplemental description of the background leading up to the proposals in the Proxy Statement.

Response: Prior to June, 2018, each of the two portfolios (the “Portfolios”) of the Registrant that are the subject of the Proxy Statement was managed by one sub-adviser (referred to in the Proxy Statement and herein as “Specialist Managers”). The Registrant’s primary investment adviser (the “Adviser”) determined that each of the Portfolios would benefit from exposure to the closed-end fund strategies employed by City of London Investment Management (“CLIM”) as a supplement to the existing investment strategies. CLIM’s fee for its strategy is higher than the fees charged by each Portfolio’s then sole Specialist Manager, which would have rendered sub-advisory agreements using CLIM’s fee ineligible for approval under Registrant’s Manager of Managers Order (the “Order”). The Adviser, however, was looking to take advantage of then-existing deep discounts in the closed-end fund market and wanted CLIM to be able to implement its strategy without the delay necessary to perform a full proxy solicitation. Accordingly, CLIM agreed to manage assets for each Portfolio for a limited time at lower fees equal to the fees being charged to each Portfolio, respectively, by the existing Specialist Managers. Agreements with CLIM reflecting these lower fees were approved by the Board of Trustees (the “Board”) at its June 12, 2018 meeting and immediately implemented under the Order. Simultaneously, the Board also approved amendments to each such agreement that would raise the applicable fee to the level normally charged by CLIM for the relevant strategies. Registrant is now requesting shareholder approval of those amendments via the Proxy Statement in question. It is expected that CLIM will manage no more than 20% of each Portfolio’s assets and the previously existing Specialist Managers will continue to manage the rest of such assets.

4.	You inquired as to how the Adviser arrived at the percentage for the projected allocation of assets to CLIM.

Response: The percentage allocation used in calculating pro forma fees and expenses was based on the Adviser’s best projection of the expected initial allocation of assets to CLIM at the time that the preliminary Proxy Statement was finalized.

5.	With respect to the pro forma fee tables in the appendices, you inquired as to why there were no lines for acquired fund fees and expenses (“AFFE”).

Response: At the time the preliminary Proxy Statement was filed, the Adviser had not yet finalized its projected asset allocation to CLIM. Accordingly, the pro forma fees had not yet been calculated. The allocation projections and the pro forma calculations have since been finalized and the pro forma fee tables will include lines for AFFE.

June 28, 2018

6.	You inquired as to meaning of the headings for the second columns in the pro forma fee tables.

Response: The second column of the pro forma fee tables shows what the fees would have been for the fiscal year ended June 30, 2017 had the proposed amendments been in place during that year and CLIM been managing the projected allocation. Registrant believes that the column headings are clear when read in context with the explanatory introductory language in the Appendices.

Sincerely yours,

/s/  Don E. Felice

Don E. Felice